AMENDMENT BB 8/13



07007915

'EDSTATES
XCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&A FINANCIAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 COURT STREET
(No. and Street)

BUFFALO (City) NY (State) 14202 (Zip Code)



SEC MAIL
RECEIVED
PROCESSING
JUN 25 2007
WASH. D.C.
186
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DUGGAN (716) 852-2611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHIAMPOU TRAVIS BESAW & KERSHNER LLP
(Name – *if individual, state last, first, middle name*)

45 BRYANT WOODS NORTH (Address) AMHERST (City) NY (State) 14228 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

B

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 8/29

P&A FINANCIAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION MARCH 31, 2007

NET CAPITAL:		
Total stockholder's equity	$	39,186
Deductions:		
Income tax refund receivable		(1,216)
Deferred tax asset		(3,007)
Accounts receivable, related party		(1,950)
		(6,173)
Net capital before haircuts on securities positions (tentative net capital)		33,013
Haircuts on securities		2,385
Net capital	$	30,628
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	8,232
EXCESS NET CAPITAL	$	22,396
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	9,375
Commissions payable		5,801
Accrued expenses		108,306
TOTAL AGGREGATE INDEBTEDNESS	$	123,482
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF MARCH 31, 2007)

There are no material differences between the Computation of Net Capital pursuant to SEC Rule 15c3-1 and the Company's computation included in Part II of Form X-17A-5.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

END